[Company Letterhead]

Rufus Decker

Account Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC  20549-7010

Re:                               RE: Little Sioux Corn Processors, L.L.C.

Form 10-K for Fiscal Year Ended September 30, 2006

File No. 0-50270

Dear Mr. Decker:

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006

1.                                       Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

RESPONSE:  We will include the revisions described in this letter in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of Goods Sold, page 28

2.                                     Your disclosure indicates that U.S. corn prices could increase in 2007 to as much as $3.30 per bushel or more.  Without putting this price increase into context by discussing the price you paid per bushel during the periods presented, this information does not appear to provide readers with a full understanding of one of your most material cost components. Please expand your disclosures in future filings.

RESPONSE:  For the 12 months ended September 30, 2005, we paid a weighted average of $1.89 per bushel of corn.  For the 12 months ended September 30, 2006, we paid a weighted average of $1.95 per bushel of corn.  This trajectory of increasing prices suggest the USDA prediction that 2007 corn prices could reach $3.30 per bushel or more is a reasonable expectation.  We will include the price we pay per bushel of corn in the “MD&A- Cost of Goods Sold” sections in our future filings.

3.                                     You disclose that, historically, natural gas prices in the $5/mmbtu range were considered high.  Please expand this disclosure to address the natural gas prices you paid during the periods presented.

RESPONSE:  For the 12 months ended September 30, 2005, we paid a weighted average of $6.27 per mmbtu.  For the 12 months ended September 30, 2006, we paid a weighted average of $10.39 per mmbtu.  The prices we paid during the last two fiscal years support our statements that the natural gas market has increasing prices and an unpredictable market situation.  We will include the price we pay per mmbtu of natural gas in the “MD&A—Cost of Goods Sold” section in our future filings.

Critical Accounting Estimates — Derivative Estimates, page 33

4.                                         Based on your disclosure on page 37 regarding your commodity price risk, it is unclear what you are trying to convey to readers with regard to the material estimates underlying your accounting for derivatives.  In this regard, your critical accounting discussion refers to the normal purchases and sales exceptions and your designation of a derivative instrument as a hedge, but page 37 indicates that you do not designate your derivative instruments used to minimize the risk from fluctuations in the prices of corn and natural gas as hedges for accounting purposes.  Please revise this critical accounting policy as well as your Note 2 — Summary of Significant Accounting Policies — Derivative Instruments on page F11 to clarify for readers what your accounting policy is for derivative instruments and clarify for readers why you believe your accounting for derivatives involves critical accounting estimates and identify those significant estimates.

RESPONSE:  We will expand our critical accounting estimates discussion to further explain the inherent nature of the estimate of the fair market value of our derivative positions.  Specifically, we will disclose the following:

Critical Accounting Estimates

In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained. Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings. In order to reduce the risk caused by market fluctuations, we hedge our anticipated corn and natural gas purchases by entering into options, futures contracts, and swap agreements. The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets. The fair value of the derivatives is continually subject to change due to changing market conditions. We do not formally designate these instruments as hedges and, therefore, records in earnings adjustments caused from marking these instruments to market on a monthly basis.

Additionally we will revise our Notes to the financial statements in future filings as follows:

For the Policy Footnote

The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of these instruments at fair value.

In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained. Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings. If the derivative does qualify as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  Changes in the fair value of undesignated derivatives are recorded in cost of goods sold.

Additionally, SFAS No. 133 requires a company to evaluate its contracts to determine whether the contracts are derivatives. Certain contracts that literally meet the definition of a derivative may be exempted as “normal purchases or normal sales.” Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. Contracts that meet the requirements of normal purchases or sales are documented as normal and exempted from the accounting and reporting requirements of SFAS No. 133, and therefore, are not marked to market in our financial statements.

Cash flows associated with derivative instruments are presented in the same category on the Statements of Cash Flow as the item being hedged.

For the Derivative Instruments Footnote

In order to reduce the risk caused by market fluctuations, we hedge our anticipated corn and natural gas purchases by entering into options, futures contracts, and swap agreements. These contracts are used with the intention to fix the purchase price of our anticipated requirements of corn and natural gas in production activities. The fair value of these contracts is based on quoted prices in active exchange-traded or over-the-counter markets. The fair value of the derivatives is continually subject to change due to changing market conditions. We do not formally designate these instruments as hedges and, therefore, records in earnings adjustments caused from marking these instruments to market on a monthly basis.

At September 30, 2006 and 2005, we recorded an asset for derivative instruments related to corn and natural gas option and futures positions of approximately $4,357,000 and $497,000, respectively.  None of the open positions, at September 30, 2006 were designated as hedges.  We recorded a gain of approximately $1,311,000 in cost of goods sold for the year ended September 30, 2006.  We recorded a loss of $2,697,000 and $3,851,000 in cost of goods sold for the years ended September 30, 2005 and 2004, respectively.

At September 30, 2005, we had an interest rate cap as described in Note 9 with a fair value of approximately $70,000, recorded as an asset with derivative instruments.  The interest rate cap was not designated as a hedge.  We charged interest expense with a loss of approximately $70,000 during fiscal 2006 as the interest rate cap expired in June 2006.  We offset interest expense with a gain $39,000 during fiscal 2005.  We charged interest expense with a loss of $50,000 for fiscal 2004.

Liquidity and Capital Resources, page 33

Comparison of Fiscal Years Ended September 30, 2006 and 2005, page 33

5.                                       When you discuss cash flows from operations you list the reasons for the decrease in cash provided by operations, yet you provide no underlying analysis.  You indicate that the increase resulting from improved net income was offset by changes in derivative instruments, accounts payable and accrued expenses.  There is no in-depth analysis as to the medium-term and long-term impact and strategic direction of this development.  Please disclose and provide more in-depth analysis regarding the significant changes that affect your cash flows from operations.  Your discussion should not merely repeat information that is obtainable from your financial statements. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

RESPONSE:  The increase resulting from improved net income was partially offset by changes in derivative instruments.  Because we do not use hedge accounting we expect large fluctuations in the values of our derivative instruments.  Therefore, the change in derivative instruments was more a result of an accounting method than a strategic business decision.  In addition, we also increased the amount of derivative instruments we entered into during this period of time.  This was a business decision made in anticipation of greater volatility in the corn and natural gas markets and is intended to reduce the effect of adverse price changes for corn and natural gas purchases.  We anticipate the value of our derivative instruments to continue to fluctuate.

The increase resulting from improved net income was also partially offset by changes in accrued expenses.  The decrease in accrued expenses from FY 2005 to FY 2006 was a result of our settlement payment to ADM.  This payment was for $3.9 million and recorded as of September 30, 2005.  This payment was outside our normal operating expenses and, therefore, there was no correlating accrual in FY 2006, which resulted in the large decrease in accrued expenses for FY 2006.  Because this payment released us from any further obligation under this claim, our accrued expenses should stay more stable in the future and not have significant medium or long term effects.  The settlement payment was a strategic business decision made by us that increased expenses from a settlement payment would be justified.  While our opinion was that we were under no contractual obligation to pay ADM additional sums, we wished to avoid prolonged and costly litigation and to maintain our relationship with ADM.

The increase resulting from improved net income was also partially offset by changes in accounts payable.  The decrease in accounts payable was a result of a regular maintenance plant shut down in September 2006, compared to October 2005 in the previous year.  We had either paid for much of our inventory on hand and other costs to run the plant or had delayed purchasing these items at the time of the shutdown.  This event decreased our accounts payable in FY 2006 and we did not have a correlating event occur in FY 2005.  We will include an underlying analysis of our changes in cash flows from operations in our future filings.

Comparison of Fiscal Years Ended September 30, 2005 and 2004, page 34

6.                                         You indicate that the increase in cash flows from operating activities between 2005 and 2004 was primarily due to a favorable spread between the price of corn and the price of ethanol.  Please provide a more in-depth analysis as to whether this development is temporary or expected to continue.  Given that the average price of ethanol increased 14% and the average price per bushel of corn increased by approximately 6% in 2006, it appears that there is still a favorable spread between the two.  There was a significant increase in cash flow from operations due to the favorable spread in 2005.  However, cash flows from operation decreased in 2006 with a favorable spread.  Please provide a more in-depth analysis of the spread between the average price of ethanol and the average price per bushel of corn and quantify the impact that it has on cash flows from operations, if practical.  You should attempt to explain why the favorable spread in 2006 did not result in an increase in cash flows from operations as it did in 2005.

RESPONSE:  We expect that the favorable spread between the price of corn and the price of ethanol will be temporary.  Corn prices have increased at a rapid rate since August 2006.  We refer you to our risk factor on this issue, “RISK FACTORS — page 17.”  We do, however, have price protection through our derivative instruments for future dates, which are intended to decrease the effect of the decrease in the difference between corn price and ethanol price, as compared to how it will affect the industry as a whole.

The spread between the price of corn and the price of ethanol was still favorable during most of our FY 2006, with corn prices beginning to increase significantly in August 2006.  The decrease in our cash flows from FY 2005 to FY 2006 was a minor change compared to the significant increase from FY 2004 to FY 2005.  The decrease was not related to a change in the spread between corn price and ethanol price, but was tied to other factors.  The reasons for this decrease include the factors discussed in the above response — changes in derivative instruments, accrued expenses and accounts payable.  In addition, our plant was shut down for regular maintenance in October 2005 and September 2006.  As result of this timing, both of these shut downs occurred during the FY 2006 and no shut downs occurred during fall of FY 2005.  The timing of the shut downs contributed to the decrease in cash flows from operating activities in FY 2006.

The price at which we can sell our ethanol depends largely on the price of gasoline.  Ethanol prices track gasoline prices.  As the price of gasoline increases the price of ethanol historically tends to increase and vice versa.  Ethanol prices can be influenced by a number of other factors including the availability and pricing of alternative oxygenates such as MTBE, government mandates regarding prescribed levels of usage of renewable fuels and market supply.  The price of ethanol, however, does not necessarily increase as the price of corn increases.  Therefore, if the price of corn increases but the price of ethanol does not, the result is that our gross margins decrease.  Please see “RISK FACTORS — page 17.”  This spread and the effect it has on our gross margins is one factor that can change our cash flows from operations.  It is difficult, however, to quantify the impact the spread has on cash flows from operations because the spread is not a direct effect, it is also dependent upon gasoline prices and the gasoline industry.  In addition, many other factors can play a role in our cash flows from operations, which is why even if the spread stays the same cash flows from operations can still change. We will include an underlying analysis of our changes in cash flows from operations in our future filings.

Contractual Obligations and Commercial Commitments, page 36

7.                                         Please revise your table of contractual cash obligations to include the following:

•        Estimated interest payments on your debt; and

•        Estimated payments under your derivative instruments, if applicable.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

RESPONSE:  Our estimated long-term debt obligations, including estimated interest, as of September 30, 2006 are as follows:

	Total	Less than One Year	One to Three Years
Long-Term Debt Obligations	$18,378,538	$4,318,305	$14,060,233
Operating Lease Obligations	409,905	187,371	222,534
Purchase Obligations	66,306,619	65,775,127	531,492
Other Long-Term Obligations	0	0	0
Total Contractual Cash Obligations	85,095,062	70,280,803	14,814,259

The effect of adding estimated interest payments to the contractual obligations table is to increase long-term debt obligations by approximately $1.5 million for the next three years.  This is approximately 1.8% of the total contractual obligations at September 30, 2006.

We have already included interest in our long-term debt obligations in our 10-Q for December 31, 2006 and will continue to include interest amounts in future filings.

Our estimated payments under our derivative instruments would not be applicable in our table of commercial cash obligations.  We do not know if, how many or for what amount we will enter into derivative instruments.  We enter into these instruments based on the market at the time, and depending upon how the market fluctuates our derivative instrument payments could vary significantly from any estimate we might attempt to include in our commercial cash obligations table.

Financial Statements

Note 2: Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

8.               You indicate that revenue is recognized at the time title of the goods and all risks of ownership transfer to the customer, which “generally” occurs upon shipment to the customer or when the customer picks up the goods.  We have the following comments in this regard.

•                  Tell us supplementally and revise future filings to clarify under what facts and circumstances you recognize revenue when products are not shipped or when the customer does not pick up the goods.

RESPONSE: In general, if our products are not shipped, revenue is not recognized. We use the “general” qualifier because there may be rare instances when the customer has not yet picked up the products, but revenue is recognized in accordance with SAB  Topic 13.A.3 as the criteria are met because: 1) the customer has taken title and has assumed the risks and rewards of ownership; 2) there is a fixed commitment by the customer to purchase the products; 3) the customer, for their convenience, has not yet picked up all of the goods; 4) we do not have any future specific performance obligations; 5) the goods are segregated, often in rail cars owned or leased by the customer and are ready for shipment; and 6) the risk of loss has transferred to the customer.

•                  Please address for us your marketing agreement with ADM.  In this regard, we note that the price you receive from the sale of ethanol to ADM is based on the price that ADM receives from the sale to its customers, minus a marketing fee.  Tell us the lag between when you sell the ethanol to ADM and when ADM sells the ethanol to its customers.  Is the price you will receive set at the time of shipment? If not, tell us how you have complied with the criterion set forth in SAB Topic 13.A.1 that the seller’s price to the buyer is fixed and determinable.

RESPONSE:  In accordance with the terms of our marketing agreement with ADM, we, upon the sale of the ethanol, receive an agreed upon, fixed and predetermined price (based on ADM’s anticipated average selling prices) for the ethanol from ADM.  Monthly, any difference between ADM’s anticipated selling price and the actual average selling price during the month is remitted to us.  Any difference is settled within 14 days of our month end and is determinable in time for our monthly, quarterly and annual reporting processes.

It is our understanding that the time that exists between when we sell our products to ADM and when ADM ultimately sells their products to their end customers is minimal.  ADM, however, is our customer and all risks transfer to them upon sale.  Consequently, we are generally not concerned with ADM’s ultimate sale.

•                  Please clarify whether the amount of revenues you recognize under your marketing arrangement with ADM is gross or net of the marketing fee you pay.  Refer to EITF 00-19.

RESPONSE: In reference to EITF 99-19, because we are the primary obligor in the sales arrangement with the customer, the sales and marketing fees and commissions are recorded gross in the accompanying statements of operations.  We will revise our disclosure accordingly in future filings to further clarify that marketing fees and commissions are included in Selling, General and Administrative Expenses.

•                  Please address whether ADM’s payment to you is dependent on ADM’s ability to sell the ethanol to its customer?  If so, please tell us the appropriateness of recognizing revenue at the time of shipment to ADM. Refer to SAB Topic 13.

RESPONSE:  ADM’s payment to us is not dependent on ADM’s ability to sell the ethanol to its customer.  We receive the initial agreed upon price within seven days of the sale and then the final price within 14 days of month end.  Therefore, we believe that we comply with all conditions in Topic 13, specifically that collectibility is reasonably assured.

•                  We note that with regard to your marketing agreement with CSC you receive a percentage of the selling price actually received by CSC from its customers.  Please address when you recognize revenue under this agreement and address the appropriateness of such revenue recognition given the terms of this agreement.

RESPONSE:  In accordance with the terms of our marketing agreement with CSC, revenue is recognized at the time of delivery, net of a 2% to 6% commission, depending on the type of product sold to CSC.  At the point of delivery, FOB Shipping Point, the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

•                  Please also disclose whether your stated shipping terms are FOB shipping point or FOB destination. Refer to SAB Topic 13.

RESPONSE:  Our shipping terms are FOB shipping point.

For future reporting periods and filings, we intend to revise our footnote, to further clarify our revenue recognition policy as follows:

The Company generally sells ethanol and related products pursuant to marketing agreements.  Revenues are recognized, generally, when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.  The Company’s products are generally shipped FOB shipping point.

In accordance with the Company’s agreements for the marketing and sale of ethanol and related products, marketing fees and commissions due to the marketers are deducted from the gross sales price at the time payment is remitted to the Company.  Because the Company is the primary obligor in the sales arrangement with the customer, these marketing fees and commissions are recorded gross in Selling, General and Administrative Costs in the accompanying statements of operations.

The Company records incentives received from federal and state programs related to the production of ethanol, as other income, when the Company has sold the ethanol and completed all the requirements of the applicable incentive program.

Note 6 — Construction in Progress, page F-13

9.                                         We note your disclosure that “the Company has not incurred any interest nor has the Company capitalized any interest related to construction in progress.  Given the fact that you have outstanding debt, it is unclear to us why, in accordance with paragraph 12 of SFAS 34, you have not capitalized the amount of interest cost that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.  Please advise or revise your financial statements accordingly.

RESPONSE: We have evaluated the capitalization of interest expense in accordance with SFAS 34 at September 30, 2006.  The majority of our construction in progress expenditures were made during the 4th quarter.  As a result, it was determined at that time, based on preliminary calculations that the net effect of interest capitalization on construction in progress compared to the effect of expensing interest was not material to the financial statements.  The Company will continue to evaluate the effect of interest capitalization for future reporting periods.

Note 15 — Commitments and Contingencies, page F-16 Legal

Proceedings, page F-16

10.                                   You indicate that you were involved in a dispute with ADM and you settled the claim by agreeing to pay ADM approximately $3.9 million, which was recorded as of

September 30, 2005 in other income expense.  It does not appear that your settlement meets the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X.  Please revise your statement of operations to classify your settlement in operating income. Otherwise, please tell us how you determined that your settlement should not be included as a component of operating income.

RESPONSE: The $3.9 million charge for settlement of litigation related to a dispute with ADM in regards to the ethanol marketing agreement. In accordance with the terms of our marketing agreement with ADM, we, upon the sale of the ethanol, receive an agreed upon, fixed and predetermined price (based on ADM’s anticipated average selling prices) for the ethanol from ADM.  At the our month end, any difference between ADM’s anticipated selling price and the actual average selling price is remitted to us within 14 days and constitutes complete settlement of the transaction in accordance with the agreement.

Subsequent to our September 30, 2005 year end, ADM informed us that ADM believed that ADM had incorrectly determined the actual average selling prices throughout the term of the agreement. According to the marketing agreement, we, through the month end settlement process with ADM, fulfilled all obligations relating to the sale of ethanol to ADM.  In discussion with our general counsel, we were advised and concurred that the marketing agreement was very clear that we were under no contractual obligation to repay the amount ADM was now requesting.  However, because of our desire to avoid prolonged and costly litigation and to maintain the relationship with ADM, we decided to settle the claim with ADM and forgo pursuing ongoing legal action.  We negotiated the settlement amount of $3.9 million, which was based on ADM’s request, less our legal fees and accounting costs associated with the settlement.

We believe all obligations relating to the ethanol marketing agreement and revenue recognition process were fulfilled, and that this settlement with ADM was outside the scope of our ongoing operations.  As such, the settlement charge was classified as a non-operating expense and appropriately disclosed in Note 15 in accordance with Article 5-03(b)(9).

Exhibits 31.1 and 31.2

11.                                   We note that you have replaced the word “registrant” with your name in one or more places in your certifications. In future filings, please revise your certifications to include the word “registrant” instead of your actual name.  Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

RESPONSE:  We will revise our certifications in future filings to be in the exact form as required in Item 601(b)(31) of Regulation S-K.

Very truly yours,

/s/ Gary Grotjohn

Gary Grotjohn, CFO